Exhibit 34.1
Report of Independent Registered Public Accounting Firm
To the Board of Directors of VW Credit, Inc. and
CitiBank, N.A., Indenture Trustee:
We have examined VW Credit, Inc’s (the Company) compliance with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Securities and Exchange Commission’s Regulation AB for the Company’s Volkswagen Auto Loan Enhanced Trust 2008-1 asset backed securitization transactions except for the servicing criteria set forth in Sections 229.1122(d)(1)(ii)-(iv), 229.1122(d)(2)(vi), 229.1122(d)(4)(ix)-(xiii), and 229.1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the asset-backed securities transactions being serviced as of December 31, 2008 and for the period from May 9, 2008 (date of issuance of the Notes issued by Volkswagen Auto Loan Enhanced Trust 2008-1) through December 31, 2008 (the “Reporting Period”). Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on the Company’s compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.
Our examination disclosed two instances of noncompliance with servicing criteria set forth in Section 229.1122(d)(3)(i) which is applicable to the Company’s Volkswagen Auto Loan Enhanced Trust 2008-1. On October 21, 2008, an error was discovered in the Monthly Servicer’s Certificate filed on October 20, 2008. Line 106, Beginning Net Principal Losses and Line 108, Cumulative Net Principal Losses were incorrectly reported on the Monthly Servicer’s Certificate. On October 22, 2008, a restated version of the monthly Servicer’s Certificate was delivered to the Indenture Trustee. On October 28, 2008, an amendment to the Form 10-D was filed. On January 14, 2009, an error was discovered in the Monthly Servicer’s Certificates filed on May 20, 2008, June 20, 2008, July 21, 2008, August 20, 2008, September 22, 2008, October 20, 2008, November 20, 2008 and December 22, 2008. Line 101, the Actual Monthly Prepayment Speed, was incorrectly reported on the Monthly Servicer’s Certificate. On January 28, 2009, restated versions of the Monthly Servicer’s Certificates were delivered to the Indenture Trustee. On February 2, 2009, amendments to the Form 10-D were filed. Both errors noted above were corrected upon recognition and, individually and in the aggregate did not have a material adverse impact on the Note holders and did not create a Servicer Default under the Agreement. We also noted one instance of noncompliance with servicing criteria set forth in Section 229.1122(d)(2)(i) which is applicable to the Company’s Volkswagen Auto Loan Enhanced Trust 2008-1. On November 1, 2008 a process control deficiency was identified when a payment failed to transfer to the collection account within the two day requirement, however, sufficient funds were being transferred on a daily basis resulting in no impact to the Note holders. A monthly reconciliation process is in place to identify these types of deposits and the above mentioned deficiency was detected by the Company's monthly reconciliation process.
In our opinion, except for the material noncompliance described in the third paragraph, VW Credit, Inc. complied, in all material respects, with the aforementioned servicing criteria for the reporting period ended December 31, 2008.
/s/Virchow Krause & Co., LLP
Southfield, Michigan
March 30, 2009